Registration No. 333-237342
Filed Pursuant to Rule 433
Dated September 7, 2021

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3 Trading Advantages of Leveraged ETNs vs. Leveraged ETFs

Daily resetting leveraged exchange-traded notes (ETNs) are a growing niche within the exchange-traded universe. However, they are often mistaken for their more popular cousin – the leveraged exchange-traded fund (ETF).

The problem? The product names sound similar. Both fall within the realm of exchange-traded products (ETPs), which makes them easy to mix up. However, a good rule of thumb to tell them apart is what they can offer. In this article, we discuss three features of leveraged ETNs that help to differentiate them.

1. ETNs can give you specific exposures, with as few as 10 stocks. ETNs can have as few as 10 stock holdings, while ETFs typically need to own a minimum of 20 in order to satisfy certain U.S. federal tax requirements. Let’s say you want to invest in Big Tech. Over the years, many investors used ETFs linked to the tech-heavy Nasdaq-100 Index to obtain access to the tech sector. These ETFs provide access to famous Silicon Valley names, such as Facebook, Amazon and Google. Those titans are in the index – but so are Pepsi, Costco, Starbucks and dozens of other consumer giants. In fact, according to Nasdaq’s website, more than 46% of the Nasdaq 100 Index was weighted towards non-tech industries as of a recent date. Even ETFs linked to a technology focused index, such as the Technology Select Sector Index, may not have the focused exposure on technology leaders that some investors may seek – this index included more than 70 stocks as of a recent date, and it doesn’t currently include Facebook, Amazon, Netflix or Google, 4 of the 5 FAANG stocks.

In contrast, ETNs can offer investors access to more narrowly tailored sector-specific baskets. For example, if a sophisticated investor seeks a leveraged ETN that’s linked to an index focused on market leaders in the technology sector, such as the Solactive FANG Innovation Index, they can expect to see only 15 of the largest and most highly liquid technology stocks focused on building tomorrow’s technology, today.

2. ETNs have limited risk of tracking error, even for leveraged solutions. An ETN is a debt security of a bank or a bank holding company, in which the issuer agrees to pay investors according to specified rules, and the performance of the underlying index. Accordingly, an investor's return is contractually linked to the performance of the securities that make up the index. In contrast, when investing in an ETF, an investor faces the potential risk of tracking error, in which the trading price of the ETF may not reflect the leveraged returns contemplated by the fund. For example, in periods of market volatility, the trading price of an ETF may substantially differ from the value of the assets that it holds. In addition, in some periods, such as during March 2020, some leveraged ETFs temporarily elected to, or were unable to, maintain the leveraged exposure contemplated by their fund prospectus.1 Similarly, in recent years, some leveraged funds have elected to permanently change their investment profile to reduce their leverage, for example, from 3x to 2x. These factors can cause the return of a leveraged ETF to differ substantially from an investor's expectations.

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3. ETF issuers cannot launch 3x leveraged solutions after February 19, 2021. Another distinct difference is the amount of leverage new ETPs can offer; under Securities and Exchange Commission rules adopted in 2020, ETFs launched today are generally limited to 200% leverage. In contrast, ETNs can offer 300% as an inverse leveraged note or 300% or more as a leveraged note. Accordingly, in order to obtain the 3x leveraged exposure to new and innovative indices that an investor may seek, an ETN may be needed. REX Shares is constantly surveying the market for opportunities to create novel indices which issuers can use to create innovative new ETNs. Because as football legend Bill Parcels once said, “The best ability … is availability.”

The Bottom Line

Sophisticated traders interested in leveraged or leveraged inverse trades are likely to obtain more precise exposures, with less tracking error risk, through an ETN. Learn more about leveraged ETNs and get ongoing access to our expert industry insights by signing up for our newsletter.

Sources:

1 See, for example, Direxion Daily Gold Miners Index Bull 3X Shares and Direxion Daily Junior Gold Miners Index Bull 3X Shares Underexposed at 3/26/2020 Market Open, Direxion Press Release; March 26, 2020.

Leveraged ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. The returns on the ETNs over longer periods of time can, and most likely will, differ significantly from the return on a direct long or short investment in the index. Investors should carefully review the appliable offering documents for an ETN prior to making an investment decision.

Bank of Montreal, which participated in the preparation of this article, and is the issuer of ETNs described on REX's website, has filed a registration statement (including a pricing supplement, a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) about each of the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free at 1-877-369-5412.

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